As filed with the Securities and Exchange Commission on February 7 , 2018.

Registration No. 333-222441

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

Form S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

Motus GI Holdings, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	3841	81-4042793
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Keren Hayesod 22

Tirat Carmel, Israel, 3902638

Telephone: 786 459 1831

(Address, including zip code, and telephone number,

including area code, of principal executive offices)

Mark Pomeranz

Chief Executive Officer

Motus GI Holdings, Inc.

1301 East Broward Boulevard, 3rd Floor

Ft. Lauderdale, FL 33301

Telephone: 786 459 1831

(Address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Steven M. Skolnick, Esq. Michael J. Lerner, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020 Telephone: (212) 262-6700	Michael D. Maline, Esq. Seo Salimi, Esq. Goodwin Procter LLP 620 Eighth Avenue New York, NY 10018 (212) 813-8800

Approximate date of proposed sale to public: As soon as practicable on or after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [  ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]

Non-accelerated filer [ ] (Do not check if a smaller reporting company)

Smaller reporting company [X]

Emerging growth company [X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. [X]

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

EXPLANATORY NOTE

Motus GI Holdings, Inc. is filing this pre-effective Amendment No.3 (the “Amendment”) to the Registration Statement on Form S-1 (333-222441), solely to file exhibit 10.19. Accordingly, this Amendment consists only of the facing page, this explanatory note, Part II of the Registration Statement, the signature page to the Registration Statement, the exhibit index and the exhibits being filed with this Amendment. The prospectus is unchanged and has been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth all fees and expenses to be paid by us, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the Nasdaq Market initial listing fee.

Amount
SEC Registration Fee	$4,260.00

FINRA filing fee	$5,631.88

Nasdaq Market initial listing fee	$70,000.00

Printing and engraving expenses	$20,000.00

Accounting Fees and Expenses	$75,000.00

Transfer agent and registrar fees and expenses	$10,000.00

Legal Fees and Expenses	$710,000.00

Miscellaneous Fees and Expenses	$5,108.12

Total Expenses	$900,000.00

ITEM 14.	INDEMNIFICATION OF OFFICERS AND DIRECTORS

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides, in general, that a corporation incorporated under the laws of the State of Delaware, as we are, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expenses.

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Our certificate of incorporation and bylaws provide that we will indemnify our directors, officers, employees and agents to the extent and in the manner permitted by the provisions of the DGCL, as amended from time to time, subject to any permissible expansion or limitation of such indemnification, as may be set forth in any amendment by stockholders or directors resolution.

Any repeal or modification of these provisions approved by our stockholders will be prospective only and will not adversely affect any limitation on the liability of any of our directors or officers existing as of the time of such repeal or modification.

We have director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us, including matters arising under the Securities Act.

We have entered into indemnification agreements with all of our directors and named executive officers whereby we have agreed to indemnify those directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of Motus GI Holdings, Inc. (the “Company”), provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interests of the Company.

The Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us, our executive officers and directors, and by us of the underwriters for certain liabilities, including liabilities arising under the Securities Act and otherwise.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

Since September 2016 (date of inception), the Company made sales of the following unregistered securities:

Original Issuances of Stock, Warrants and Payment Rights Certificates

Formation of Holdings

In connection with our formation in September 2016, we sold an aggregate of 1,650,000 shares of our common stock for an aggregate of $82,500 ($0.05 per share), which includes 450,000 shares of our common stock owned by an affiliate of the placement agent (“Placement Agent”) for our private placement, for which closings occurred December 22, 2016 through February 24, 2017 (the “2017 Private Placement”), described below.

2017 Private Placement

From December 2016 through February of 2017, we sold an aggregate of 4,743,311 shares of our common stock and 1,581,128 shares of Series A Convertible Preferred Stock at a price of $5.00 per Unit, inclusive of 2,432,808 shares of our common stock and 810,960 shares of Series A Convertible Preferred Stock issued pursuant to the Exchange of Convertible Notes, to 229 accredited investors.

In connection with the 2017 Private Placement, we issued (i) the Placement Agent Warrants to the Placement Agent to purchase 403,632 shares of our common stock with an exercise price of $5.00 per share and (ii) the Placement Agent Royalty Payment Rights Certificates to receive, in the aggregate, 10% of the amount of payments paid to the holders of the Series A Convertible Preferred Stock, or the holders of the Royalty Payment Rights Certificates, upon the conversion of the Series A Convertible Preferred Stock into shares of our common stock.

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Share Exchange Transaction

On December 1, 2016 Motus GI Medical Technologies Ltd. (“Opco”), and the holders of all issued and outstanding shares of capital stock of Opco (the “Opco Stockholders”), entered into a share exchange agreement (the “Share Exchange Agreement”) with us. Pursuant to the terms of the Share Exchange Agreement, as a condition of and contemporaneously with the initial closing (the “Initial Closing”) of the 2017 Private Placement, the Opco Stockholders sold to us, and we acquired, all of the issued and outstanding shares of capital stock of Opco (the “Share Exchange Transaction”) and Opco became our wholly-owned subsidiary. Pursuant to the Share Exchange Transaction (i) the Opco Stockholders received an aggregate of 4,000,000 shares of our common stock in exchange for all of the issued and outstanding shares of capital stock of Opco, (ii) the Convertible Notes (as defined below) and the Convertible Note Warrants (as defined below) were exchanged for our securities, as described below, and (iii) all of the issued and outstanding options to purchase or otherwise acquire shares of Opco capital stock that were outstanding and unexercised as of immediately prior to the Initial Closing were substituted for 125,730 options to acquire shares of our common stock pursuant to our 2016 Equity Incentive Plan.

Exchange of Convertible Notes

Pursuant to the terms of a convertible note agreement (the “CNA”), as amended, Opco issued convertible notes (the “Convertible Notes”) in a series of closings from June 2015 through November 2016, in an aggregate amount of $14,596,683 (inclusive of accrued interest through December 22, 2016, the date of the Initial Closing). Certain related parties purchased Convertible Notes pursuant to the CNA, see “Certain Relationships and Related Party Transactions - Convertible Note, Convertible Warrant, and 2017 Private Placement - Related Party Participation.” At the Initial Closing, the holders of the Convertible Notes (“Convertible Holders”) exchanged their Convertible Notes (the “Exchange of Convertible Notes”), together with accrued and unpaid interest thereon calculated through the date of the Initial Closing at a rate of 10% per annum, for Units of the 2017 Private Placement, at a price of $4.50 per Unit. As a result, upon consummation of the Initial Closing, the Convertible Notes were exchanged for Units representing (i) 2,432,808 shares of our common stock (inclusive of shares of our common stock resulting from the accrued and unpaid interest of the Convertible Notes through the date of the Initial Closing) and (ii) 810,960 shares of Series A Convertible Preferred Stock (inclusive of shares of Series A Convertible Preferred Stock resulting from the accrued and unpaid interest of the Convertible Notes through the date of the Initial Closing).

Exchange of Convertible Note Warrants

In connection with, and pursuant to the terms of, the CNA, each Convertible Holder also received a seven (7) year warrant (the “Convertible Note Warrants”) to purchase Preferred A Shares of Opco, nominal value in Israeli New Shekel (“NIS”) 0.01 per share, with an exercise price per share of $1.00 (the “Convertible Note Warrant Exercise Price”). Each Convertible Note Warrant entitled the holder to purchase that number of shares of Preferred A Shares of Opco equal to thirty-three percent (33%) of the principal amount of the Convertible Note in connection with which it was issued. Convertible Note Warrants to purchase an aggregate 4,536,188 shares of Preferred A Shares of Opco with an exercise price of $1.00 were issued in connection with the CNA. Certain related parties held Convertible Note Warrants pursuant to the CNA, see “Certain Relationships and Related Party Transactions - Convertible Note, Convertible Warrant, and 2017 Private Placement - Related Party Participation.” At the Initial Closing, the holders of the Convertible Note Warrants exchanged their Convertible Note Warrants for five (5) year warrants (the “Exchange Warrants”) to purchase an aggregate 907,237 shares of our common stock at an exercise price of $5.00 per share, such amount being equal to thirty-three percent (33%) of the principal amount of the Convertible Notes divided by $5.00.

Service Provider Stock and Warrants

In May 2017, we issued a service provider (a) 90,000 shares of our common stock, subject to a lock-up agreement, and (b) five (5) year warrants to purchase 30,000 shares of our common stock with an exercise price of $8.00 per share, as partial payment for services pursuant to a consulting agreement between the service provider and us.

During August, September, and October of 2017, we issued a service provider an aggregate of 4,167 shares, pursuant to the terms of the agreement with such service provider.

Ten Percent Warrants

Upon the completion of this offering, we will issue warrants to certain of our Series A Convertible Preferred Stock holders, pursuant to an amendment to our Registration Rights Agreement and an amendment to the Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock, to purchase shares of our common stock (the “Ten Percent Warrants”). The Ten Percent Warrants are exercisable for our common stock at an exercise price equal to the offering price per share in this offering. The Ten Percent Warrants are exercisable any time on or after the 180 day anniversary of the completion of this offering, have a five year term, and provide for cashless exercise. No fractional shares will be issued upon the exercise of the Ten Percent Warrants.

Conversion of Series A Convertible Preferred Stock

Upon the consummation of this offering, all outstanding shares of our Series A Convertible Preferred Stock will be converted into shares of our common stock. At such time we will issue (i) 1,581,128 shares of our common stock and (ii) the Royalty Payment Rights Certificates to each former holder of our Series A Convertible Preferred Stock, entitling the holders of such Royalty Payment Rights Certificates to the same Royalty Payment Rights as were included in the Series A Convertible Preferred Stock.

Issuance Pursuant to Exercise of Stock Option

In May 2017, we issued 754 shares of our common stock pursuant to the exercise of a stock option.

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Stock Options

Since September 2016 (date of inception), we have granted stock options under our 2016 Equity Incentive Plan to purchase an aggregate of 2,146,499 shares of our common stock, at exercise prices ranging from $2.38 to the offering price per share in this offering. Pursuant to the terms of the 2016 Equity Incentive Plan, as of November 15, 2017, 1,438 of the shares covered by such grants have been exercised and 261,216 of the shares covered by such grants have been forfeited, cancelled, returned to us for failure to satisfy vesting requirements or otherwise terminated without payment, and such shares are no longer counted against the maximum share limitation of the 2016 Equity Incentive Plan.

Unrestricted Stock Awards

Since September 2016 (date of inception), we have granted unrestricted stock awards under our 2016 Equity Incentive Plan for an aggregate of 5,000 shares of our common stock.

Securities Act Exemptions

We deemed the offers, sales and issuances of the securities described above under “Original Issuances of Stock, Warrants and Payment Rights Certificates” to be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on Section 4(a)(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder, relative to transactions by an issuer not involving a public offering. All purchasers of securities in transactions exempt from registration pursuant to Regulation D represented to us that they were accredited investors and were acquiring the shares for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

We deemed the grants of stock options and issuances of our common stock upon exercise of such options, and the restricted share awards, described above under “Stock Options” to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder and Rule 701 of the Securities Act as offers and sales of securities under compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us.

All certificates representing the securities issued in the transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

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ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit No.	Description

1.1 *	Form of Underwriting Agreement

2.1 *+	Share Exchange Agreement, dated December 1, 2016

3.1 *	Certificate of Incorporation

3.2 *	Certificate of Amendment to the Certificate of Incorporation

3.3 *	Bylaws

3.4 *	Certificate of Designations of Series A Convertible Preferred Stock

3.5 *	Certificate of Amendment of Certificate of Designations of Series A Convertible Preferred Stock, to be effective upon the consummation of this offering

4.1 *	Form of Common Stock Certificate

4.2 *	Form of Series A Convertible Preferred Stock Certificate

4.3 *	Form of Exchange Warrant

4.4 *	Form of Placement Agent Warrant

4.5 *	Form of Registration Rights Agreement

4.6 *	Form of Consultant Warrant

4.7 *	Form of Placement Agent Royalty Payment Rights Certificate

4.8 *	Form of Amendment to Registration Rights Agreement

4.9 *	Form of Ten Percent Warrant

4.10 *	Form of Royalty Payment Rights Certificate

5.1 *	Opinion of Lowenstein Sandler LLP

10.1 *	Placement Agency Agreement, dated December 1, 2016, between the Company and Aegis Capital Corp.

10.2 *	Form of Subscription Agreement

10.3 *	Form of Voting Agreement, dated December 1, 2016, by and among the Company and the stockholders named therein

10.4 *†	2016 Equity Incentive Plan and 2016 Israeli Sub-Plan

10.5 *†	Form of Incentive Stock Option Agreement

10.6 *†	Form of Non-Qualified Stock Option Agreement

10.7 *†	Form of Restricted Stock Agreement

10.8 *†	Form of Assumed Options to Israeli Employees and Directors Agreement

10.9 *	Form of Assumed Options to Israeli Non-Employees and Controlling Shareholders Agreement

10.10 *†	Form of Israeli Option Grant to Israeli Employees and Directors Agreement

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10.11 *	Form of Israeli Option Grant to Israeli Non-Employees and Controlling Shareholders Agreement

10.12 *†	Employment Agreement, dated December 22, 2016, between the Company and Mark Pomeranz

10.13 *	Lease, dated April 13, 2017, between Company and Victoriana Building, LLC

10.14 *	Form of Subscription Agreement for Convertible Notes Offering

10.15 *	Finders Agreement, dated October 14, 2016, between the Company and Aegis Capital Corporation

10.16 *	Finders Agreement, dated December 22, 2016, between the Company and Aegis Capital Corporation

10.17 *†	Form of Indemnification Agreement

10.18 *†	Employment Agreement, dated August 16, 2017, between the Company and Andrew Taylor

10.19 #	Supply Agreement, dated September 1, 2017, between Motus GI Technologies Ltd. and Polyzen, Inc.

21.1 *	List of Subsidiaries of the Company

23.1 *	Consent of Brightman Almagor Zohar & Co.

23.2 *	Consent of Lowenstein Sandler LLP (included in Exhibit 5.1)

24.1 *	Power of Attorney

*	Previously filed.

+	As permitted by Item 601(b)(2) of Regulation S-K, certain schedules to this agreement have not been filed herewith. The company will furnish supplementally a copy of any omitted schedule to the SEC upon request.

†	Indicates management contract or compensatory plan.

#	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been submitted separately to the SEC.

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ITEM 17.	UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ft. Lauderdale, State of Florida on February 7 , 2018.

MOTUS GI HOLDINGS, INC.

By:	/s/ Mark Pomeranz
Name:	Mark Pomeranz
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Person	Capacity	Date

/s/ Mark Pomeranz	Chief Executive Officer and Director
Mark Pomeranz	(Principal Executive Officer)	February 7 , 2018
/s/ Andrew Taylor	Chief Financial Officer
Andrew Taylor	(Principal Financial and Accounting Officer)	February 7 , 2018

*
David Hochman	Chairman of the Board	February 7 , 2018

*
Darren Sherman	Director	February 7 , 2018

*
Gary Jacobs	Director	February 7 , 2018

*
Samuel Nussbaum	Director	February 7 , 2018

*
Shervin Korangy	Director	February 7 , 2018

*
Gary Pruden	Director	February 7 , 2018

*By: /s/ Mark Pomeranz
Mark Pomeranz – Attorney-in-Fact

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